EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis (“MD&A”) is a review of Masonite International Inc.’s financial condition and results of operations, is based upon Canadian Generally Accepted Accounting Principles (“GAAP”) and covers the three month periods ended March 31, 2007 and March 31, 2006. In this MD&A, the terms the “Company”, “we”, “us” and “our” refer to Masonite International Inc. and our subsidiaries. All amounts are in millions of United States dollars unless specified otherwise.

This discussion should be read in conjunction with the 2006 annual audited consolidated financial statements and the 2007 unaudited interim financials statements. The following discussion also contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties.

Recent Developments

In the first quarter of 2007, we were notified by our largest customer that they would be moving substantially all of their business with us in certain geographic regions to a competitor later in 2007.  This decision was the result of price increases we put in place during 2006.  Sales to this customer in the regions affected were approximately $250 - $300 million on an annualized basis.  Subsequent to this notification, the Company announced the permanent closure of facilities dedicated to this customer in Toledo, Ohio, Logan Township, New Jersey and Frederick, Maryland.  In addition, we further announced the significant curtailment of production at three additional facilities dedicated to serving this customer in Winchester, Virginia, Leominster, Massachusetts and Goshen, Indiana and the permanent closure of an interior door manufacturing facility located in Mississauga, Ontario.  The shut down of the four facilities being permanently closed is expected to be completed by the end of the third quarter of 2007.  The Company recorded a charge of $0.5 million in the first quarter in connection with the transition of this business, and expects to record additional charges in subsequent quarters.

Results of Operations for the three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006.

A summary of the fiscal year results, for informational purposes only and for the periods as defined of the first paragraph of this MD&A, is as follows:

	January 1, 2007 — March 31, 2007	January 1, 2006 — March 31, 2006
Sales	$569.4	$599.6
Cost of sales	442.4	481.9
Gross margin	127.0	117.7
Selling, general and administration expenses	53.4	55.7
Depreciation	22.7	21.3
Amortization of intangible assets	8.9	8.9
Interest	44.8	44.8
Other expense, net	1.8	2.1
(Loss) income before income taxes and non-controlling interest	(4.7)	(15.0)
Income taxes	(2.8)	(6.1)
Non-controlling interest	1.1	1.8
Net loss	$(3.0)	$(10.7)

Consolidated Sales

For the three month period ended March 31

	2007	2006	$ Change	% Change
Sales	$569.4	$599.6	$(30.2)	(5.0%)

Consolidated sales for the three month period ended March 31, 2007 were $569.4 million compared to $599.6 million in the prior year period.  Sales in the 2007 period were negatively impacted by lower North American sales due to continued soft demand from customers servicing both the wholesale and retail channels.  Sales in the first quarter of 2007 were benefited by $9.5 million due to stronger foreign currency rates as compared to the prior year period, as well as by favorable year over year price comparisons.

Sales and Percentage of Sales by Principal Geographic Region

For the three month period ended March 31

	2007	2006
North America	$411.8	$467.4
	72%	78%

Europe and Other	$170.6	$151.5
	30%	25%

Intersegment	($13.0)	($19.3)
	(2%)	(3%)

Sales in our principal segment, North America, declined 12% to $411.8 million for the three month period ended March 31, 2007 as compared to the prior year period.  Sales in North America were negatively impacted by continued soft demand from customers servicing both the wholesale and retail channels, partially offset by favorable year over year price comparisons.  Sales in the North American segment contributed 72% of consolidated sales as compared to 78% in the prior year.

Sales to external customers from facilities outside of North America grew 19% to $157.6 million in 2007 as compared to the prior year period.  European sales were positively impacted by organic growth and the appreciation of European currencies versus the U.S. dollar.  Good economic fundamentals throughout the region combined with the continued expansion of our business accounted for this increase in sales.

Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 33% to $13 million due to softening market conditions in North America during the first quarter of  2007.

Sales and Percentage of Sales by Product Line

For the three month period ended March 31

	2007	2006
Interior	$400.8	$403.7
	70%	67%

Exterior	$168.6	$195.9
	30%	33%

The proportion of revenues from interior and exterior products was approximately 70% and 30%, respectively, for the three month period ended March 31, 2007.  For the 2006 period, the proportion was 67% and 33%, respectively. Our sales of interior doors in 2007 grew as a percent of sales due to the relative strength of our market position in the interior door market, in particular the growth of our European business which is predominately interior doors. In addition, we believe that weakening housing market conditions in North America affect exterior product sales earlier than the sales of interior product sales.

Cost of Sales
For the three month period ended March 31

	2007	Percentage of Sales	2006	Percentage of Sales
Cost of sales	$442.4	77.7%	$481.9	80.4%

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 77.7% for the 2007 period versus 80.4% for the 2006 period. Our global supply chain initiatives, facility rationalizations, rigorous cost management and product pricing adjustments contributed to this improvement in our cost of sales percentage in the 2007 period.

Selling, General and Administrative Expenses
For the three month period ended March 31

	2007	Percentage of Sales	2006	Percentage of Sales
Selling, general and administration expenses	$53.4	9.4%	$55.7	9.3%

SG&A primarily includes personnel marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. SG&A costs declined $2.3 million as compared to the prior year period due to lower travel and entertainment costs, lower commissions and reductions in staffing levels, partially offset by higher professional fees.

Depreciation
For the three month period ended March 31

	2007	2006	$ Change	% Change
Depreciation	$22.7	$21.3	$1.4	6.6%

Depreciation expense increased to $22.7 million in the first quarter of 2007 as compared to $21.3 million in the first quarter of 2006, primarily due to depreciation associated with capital expenditures of $49.6 million carried out in 2006.

Amortization of Intangible Assets
For the three month period ended March 31

	2007	2006	$ Change	% Change
Amortization of intangible assets	$8.9	$8.9	—	—

Amortization of intangible assets for the 2007 period was unchanged for the 2006 period and represents the amortization of  the fair value of assets acquired and liabilities assumed as of April 6, 2005, the Transaction date.

Other Expense
For the three month period ended March 31

	2007	2006
Restructuring and severance expense	$0.9	$1.6
Loss on disposal of property, plant and equipment	0.7	0.3
Other	0.2	0.2
Other expense	$1.8	$2.1

Other expense was $1.8 million in the 2007 period including restructuring and severance costs of $0.9 million related to the closure of three manufacturing facilities in North America. A loss on disposal of idle property, plant and equipment also added $0.7 million to other expense in the 2007 period.

Included in other expense in the 2006 period are approximately $2 million in severance costs related to the termination of certain former senior executives of the Company.

Interest Expense
For the three month period ended March 31

	2007	2006	$ Change	% Change
Interest	$44.8	$44.8	—	—

Interest expense of $44.8 million for the 2007 period was unchanged for the 2006 period. Lower interest costs of $0.8 million due to lower debt levels in the 2007 period were offset by additional interest of $0.3 million on the senior subordinated notes and higher amortization of deferred financing fees. These additional deferred financing fees were incurred in the fourth quarter of 2006 and related to the conversion of the senior subordinated term loan into senior subordinated notes due 2015. Information about the debt facilities is provided in greater detail in the “Liquidity and Capital Resources” section below.

Income Tax Rates
For the three month period ended March 31

	2007	2006
Combined effective rate	59.3%	40.7%

Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

Our income tax rate is also affected by estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in Canada, the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net Loss
For the three month period ended March 31

	2007	2006	$ Change	% Change
Net loss	($3.0)	($10.7)	$7.7	72.0%

Our net loss of $3.0 million in the first quarter of 2007 declined by $7.7 million from the prior year period.  This result reflects the factors discussed above, including the significantly weaker North American market, offset by aggressive global cost controls, lower SG&A and lower income tax recovery.

Segment Information

For the three month period ended March 31

	2007	Percentage of Sales	2006	Percentage of Sales
Adjusted EBITDA — North America	$54.3	13.2%	$45.9	9.8%

Adjusted EBITDA — Europe and Other	$23.1	13.5%	$22.4	14.8%

The performance measurement of each of our geographic segments is based on Adjusted EBITDA. See “—Liquidity and Capital Resources.”

Set forth below is a reconciliation of Adjusted EBITDA, by segment, from net income as reported in the consolidated statement of operations.

	North America 2007	North America 2006	Europe and Other 2007	Europe and Other 2006
Net income	$(13.9)	$(21.1)	$10.8	$10.4
Minority interest	0.3	1.0	0.9	0.8
Income taxes	(5.2)	(8.6)	2.4	2.5
Other expense	1.6	1.8	0.3	0.3
Interest	44.0	44.1	0.8	0.7
Amortization of intangible assets	8.8	8.7	0.1	0.1
Depreciation	14.4	13.7	8.3	7.7
Facility closure / rationalization	—	1.9	—	—
Equity compensation	0.8	0.9	—	—
Sponsor fees	0.6	0.5	—	—
Capital and franchise tax	0.7	0.7	—	—
Sale of receivables	1.6	2.0	—	—
Pension and postretirement expense and funding, net	0.3	0.1	—	—
Other	0.4	0.2	(0.5)	(0.1)
Adjusted EBITDA	$54.3	$45.9	$23.1	$22.4
Percentage of Sales	13.2%	9.8%	13.5%	14.8%

Adjusted EBITDA margins by segment are impacted by a variety of external and internal factors including the level and profitability of our sales to external customers, and intersegment movements of goods within our global supply chain. In addition, North American adjusted EBITDA margins benefited from facility rationalizations, reductions in staffing levels and favorable year over year pricing comparisons as previously discussed.

Liquidity and Capital Resources

Net Debt

As at

(Principal Amount)	March 31, 2007	December 31, 2006
Revolving credit facility outstanding	$24.0	$43.0
Other bank loans outstanding	13.9	17.4
Senior secured credit facility term loan outstanding	1,151.4	1,154.4
Senior subordinated notes outstanding	749.4	747.2
Senior subordinated term loan outstanding	20.5	22.6
Other subsidiary long-term debt outstanding	30.2	31.6
Less: Cash on hand	43.2	47.4
Net debt outstanding	$1,946.3	$1,968.8
Notes payable and letters of credit outstanding	15.2	12.4
Net debt outstanding as defined in the credit agreement	$1,961.5	$1,981.2

As at March 31, 2007, net debt as defined in the credit agreement was $19.7 million lower than at December 31, 2006 due primarily to the application of cash flow to reduce borrowings under our revolving credit facility.

Debt Facilities

As at

	March 31, 2007	December 31, 2006
Revolving credit facility capacity	$350.0	$350.0
Revolving credit facility outstanding	24.0	43.0
Subsidiaries’ bank loan capacity	14.0	14.0
Subsidiaries’ bank loan and overdrafts outstanding	13.9	17.4
Other subsidiary long-term debt outstanding	30.2	31.6
Senior secured credit facility term loan outstanding	1,151.4	1,154.4
Senior subordinated notes outstanding	749.4	747.2
Senior subordinated term loan outstanding	20.5	22.6

The aggregate amount of long-term debt repayments required during the next five years ending March 31 2012 is approximately $89 million, relatively unchanged from $90 million at December 31, 2006. Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our revolving credit facility and future refinancing of our debt.

To mitigate interest risk, in April 2005, we entered into a five year interest rate swap agreement converting a notional $1.15 billion of floating-rate debt into fixed rate debt that currently bears interest at 4.22% plus an applicable credit spread of 2.00%. On April 26, 2006, $100 million of the interest rate swaps amortized, leaving $1.05 billion at a fixed rate as of December 31, 2006. After giving effect to the interest rate swap at March 31, 2007 approximately 90% of outstanding interest-bearing debt carries a fixed interest rate and the remainder carries a floating rate. The three month LIBOR rate at March 31, 2007 was 5.35%.

Our ability to make scheduled payments of principal, or to pay interest or additional amounts if any, or to refinance indebtedness, or to fund planned capital expenditures or payments required pursuant to our shareholder agreements relating to our less than wholly-owned subsidiaries, will depend on future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We believe that cash flow from operations and available cash, together with borrowings available under our senior secured credit facility, will be adequate to meet our future liquidity needs throughout the term of the loans. There can be no assurance that we will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the senior secured credit facility in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, there can be no assurance that we will be able to affect any future refinancing of our debt on commercially reasonable terms or at all.

We expect our current cash balance plus cash flows from operations and availability under our revolving credit facility to be sufficient to fund near-term working capital and other investment needs.

Senior Secured Credit Facility

On April 6, 2005, we entered into senior secured credit facilities which included an eight year $1.175 billion term loan due April 6, 2013 with an original interest rate of LIBOR plus 2.00% that amortizes at 1% per year. The proceeds from the senior secured credit facilities were used to fund the Transaction.

We also entered into a $350 million revolving credit facility which is available for general corporate purposes. The revolving credit facility interest rate is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%. As of March 31, 2007, the revolving credit facility carried an interest rate of LIBOR plus 2.50%. In addition to the senior secured credit facilities noted above, we have funded operations through cash generated from operations.

The senior secured credit facilities provide for the payment to the lenders of a commitment fee on the average daily undrawn commitments under the revolving credit facility at a range from 0.375% to 0.50% per annum, a fronting fee on letters of credit of 0.125%, and a letter of credit fee ranging from 1.75% to 2.50% (less the 0.125% fronting fee).

Our senior secured credit facilities require us to meet a minimum interest coverage ratio of 1.6 times Adjusted EBITDA and a maximum leverage ratio of 7.4 times Adjusted EBITDA as of December 31, 2006, as defined in the credit agreements (see discussion on non-GAAP measures below). These ratios will be adjusted over the passage of time, ultimately reaching a minimum interest coverage ratio of 2.2 times Adjusted EBITDA, and a maximum leverage ratio of 4.75 times Adjusted EBITDA. In addition, the senior secured credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. They also contain certain customary events of default, subject to grace periods, as appropriate.

We are permitted to incur up to an additional $300 million of senior secured term debt under the senior secured credit facilities so long as no default or event of default under the new senior secured credit facilities has occurred or would occur after giving effect to such incurrence, and certain other conditions are satisfied.

The net debt to Adjusted EBITDA calculation measures the debt we have on our balance sheet against our Adjusted EBITDA over the last twelve months. This ratio improved from 5.95:1.0 at December 31, 2006 to 5.74:1.0 at March 31, 2007.

Our cash interest coverage ratio measures our Adjusted EBITDA as a multiple of our cash interest expense over the last twelve months. This ratio improved from 1.91:1.0 at December 31, 2006 to 1.97:1.0 at March 31, 2007.

Senior Subordinated Notes due 2015

The indentures relating to our senior subordinated notes due 2015 limit our ability to:

•                  incur additional indebtedness or issue certain preferred shares;

•                  pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•                  make certain investments;

•                  sell certain assets;

•                  create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•                  enter into certain transactions with affiliates; and

•                  designate subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures relating to our senior subordinated notes due 2015 permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Senior Subordinated Loan

On April 6, 2005, we entered into a senior subordinated loan agreement for a $770 million senior subordinated loan, the proceeds of which were also used to fund the Transaction. The senior subordinated loan initially carried an interest rate of LIBOR plus 6.00% and increased over time to a maximum interest rate of 11% per annum, which was reached in the second quarter of 2006. On October 6, 2006, the senior subordinated loan was repaid in full by the automatic issuance of a new debt obligation comprising a senior subordinated term loan.  On and after October 6, 2006 the majority of the lenders elected to convert their holdings of the senior subordinated term loan to the senior subordinated notes due 2015, which bear interest 11%, and are subject to registration rights.

Non-GAAP measures

Under the indentures governing our senior subordinated notes, our ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments and paying certain dividends is tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA is defined as net income (loss) plus interest, income taxes, depreciation and amortization, other expense (income), net, (gain) loss on refinancing, net and non-controlling interest further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not include certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Adjusted EBITDA herein is appropriate to provide additional information about the calculation of certain financial covenants in the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, both the indentures governing the notes and the senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in our senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratio contained in the indentures governing the notes would prohibit us from being able to incur additional indebtedness other than pursuant to specified exceptions. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the disclosure of the calculation of Adjusted EBITDA provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net loss, which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our indentures and credit agreements (which we refer to as our “Debt Agreements”), and the calculation of the fixed charge coverage ratio, net debt and net debt to Adjusted EBITDA ratio under our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Last Twelve Months ended December 31, 2006	Three Months ended March 31, 2006	Three Months ended March 31, 2007	Last Twelve Months Ended March 31, 2007
Net loss	$(34.3)	$(10.7)	$(3.0)	$(26.6)
Interest	182.6	44.8	44.8	182.6
Income taxes	(15.7)	(6.1)	(2.8)	(12.3)
Depreciation and amortization	124.6	30.2	31.6	126.0
Other expense	39.0	2.1	1.8	38.7
Non-controlling interest	6.2	1.8	1.1	5.5
Receivables transaction charges(a)	7.9	2.0	1.6	7.6
Facility closures and realignments(b)	1.9	1.9	—	—
Hurricanes impact(c)	(0.7)	—	—	(0.7)
Inventory losses(d)	11.5	—	—	11.5
Stock-based awards (e)	2.0	1.0	0.8	1.8
Franchise and capital taxes	2.2	0.7	0.7	2.2
Foreign exchange gains	(1.1)	(0.4)	(0.5)	(1.0)
Other(f)	6.3	1.0	1.3	6.4
Adjusted EBITDA	$332.6	$68.3	$77.4	$341.7

(a)             Represents transaction charges related to the sale of receivables.

(b)            During the first quarter of 2006, we rationalized and relocated certain facilities to better align capacity with demand. Total costs associated with these activities were $1.9 million.

(c)             During the third quarter of 2006, we received $0.7 million of insurance proceeds relating to 2005 hurricanes.

(d)            During the second quarter of 2006, we wrote down $9.0 million of obsolete inventory at various facilities within the organization.  Other non-cash write downs of $2.5 million were also recorded.

(e)             Represents non-cash equity compensation expense.

(f)               Adjusted EBITDA also excludes certain other costs, including employee future benefits, severance, litigation, and sponsor fees.

Net Debt	1,961.5
Last Twelve Months Adjusted EBITDA	341.7
Ratio of Net Debt to Adjusted EBITDA	5.74x

Last Twelve Months Adjusted EBITDA	341.7
Total Interest Expense	173.6
Ratio of Adjusted EBITDA to Interest Expense	1.97x

Cash flows from Operating Activities

For the three month period ended March 31

	2007	2006
Cash generated from (used in) operating activities	$35.2	($0.8)

In the first quarter of 2007, $35.2 million was generated through operations compared to the use of $0.8 million the prior year period. Of the total, approximately $6 million was generated through working capital improvements compared to $19 million used for working capital in the prior year period.  Seasonal increases in accounts receivable were offset by growth in payables as interest on the Senior Subordinated Notes is due semi annually on April 15 and October 15, while interest on the Senior Subordinated Term Loan (outstanding in the first quarter of 2006 and replaced by the Senior Subordinated Notes on October 6, 2006) was payable quarterly in January, April, July and October.  Continuing measures to reduce inventory also contributed to the positive working capital results in the first quarter of 2007, while having a minor impact in the prior year period

Cash flow from operations before changes in working capital in the first quarter of 2007 was $29 million compared to $18 million in the prior year period.  This increase in cash flow from operations is a result of better overall operating performance and earnings results.

Cash flows from Financing Activities

For the three month period ended March 31

	2007	2006
Cash (used in) generated from financing activities	($26.7)	$5.6

Cash used in financing activities in the first quarter of 2007 was $26.7 million used for  repayment of debt.  In the prior year, we increased borrowings on our revolving credit facility in order to fund long term debt repayment and capital expenditure.

Cash flows from Investing Activities

For the three month period ended March 31

	2007	2006
Cash used in investing activities	($11.9)	($10.3)

Cash flows used in investing activities in the first quarter of 2007 was $11.9 million, comprised of $9 million of capital expenditure and $3 million for the redemption of management shareholders.  In the prior year period, investing activities used $10.3 million comprised of capital expenditures of $11 million, and redemptions of $3 million offset by proceeds of $4 million on the sale of surplus real estate.

We believe that our current cash balance plus cash flows from operations and the availability under our revolving credit facility will be sufficient to fund near-term working capital and other investment needs.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements include a “Facilities Agreement” to sell up to $135 million of non-interest bearing trade accounts receivable, and an “Acquired Facilities Agreement” whereby we can sell receivables of a specific customer.

We do not have any material off-balance sheet arrangements other than those described above, which are more fully discussed in note 3 of the unaudited interim consolidated financial statements..

Related Party Transactions

We have entered into an agreement to pay KKR annual management fees of $2 million for services provided, payable quarterly in advance, with the amount increasing by 5% per year. For the three month period ended March 31, 2007 we paid KKR $0.6 million (March 31, 2006—$0.5 million) for services rendered.

In addition, we paid fees of $0.6 million for the three month period ended March 31, 2007 (March 31, 2006—$0.6 million) to Capstone for services provided on a per-diem basis for management consulting services. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone.